Oatly Group AB

Ångfärjekajen 8

211 19 Malmö

Sweden

VIA EDGAR

April 30, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Bradley Ecker and Evan Ewing

Re:	Oatly Group AB

Registration Statement on Form F-3

Filed March 25, 2025

File No. 333-286101

Dear Messrs. Ecker and Ewing:

Oatly Group AB (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on April 7, 2025, regarding our Registration Statement on Form F-3 filed with the Commission on March 25, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amended Registration Statement on Form F-3 (the “F-3/A”), which is being filed with the Commission contemporaneously with the submission of this letter.

Cover Page

1.

Please revise your cover page to disclose that the American Depositary Shares you are registering for resale are issuable upon the conversion of the Convertible Senior PIK Notes. Refer to Item 501 of Regulation S-K.

Company’s Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the cover page to disclose that the American Depositary Shares being registered for resale are issuable upon the conversion of the Convertible Senior PIK Notes.

General

2.

Please revise the registration statement to disclose the material terms of the Convertible Senior PIK Notes or provide a cross reference to the relevant disclosure in your annual report on Form 20-F filed March 13, 2025.

Company’s Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has provided a cross reference to Item 5.B “Liquidity and Capital Resources—Convertible Notes” and Item 3.D “Risk Factors—Risks Related to our Indebtedness and Outstanding Convertible Notes” of our annual report on Form 20-F filed March 13, 2025 on page 7 of the F-3/A.

3.	Please file the Subscription Agreement as an exhibit to the registration statement or tell us why you are not required to do so.

Company’s Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has filed the Subscription Agreement as Exhibit 4.4 to the F-3/A.

We thank the Staff for its review of the foregoing and the F-3/A. If you have further comments, please feel free to contact the Company’s counsel, Laura Katherine Mann, at laurakatherine.mann@whitecase.com, or by telephone at (713) 496-9695.

Sincerely,

/s/ Jean-Christophe Flatin
Jean-Christophe Flatin Chief Executive Officer

cc:	Matthew Merritt, Oatly Group AB

Timothy Sjövall, Oatly Group AB

Laura Katherine Mann, White & Case LLP

Shoan Panahi, White & Case Advokat AB

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